===============================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                            FORM 11-K




          [X]  Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934
               For the Fiscal Year Ended July 31, 1993

                                OR

          [ ]  Transition Report Pursuant to Section 15(d) of
               the Securities Exchange Act of 1934
               For the transition period from          to


                 Commission File Number 33-14009



                   A.  Full title of the Plan:
   Campbell Soup Company Employee Savings and Stock Bonus Plan


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
    Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799
===============================================================================

This Form 11-K contains 14 pages including exhibits. An index to exhibits is on page 13.

                                     Report of Independent Accountants


To the Administrative Committee
and Participants of the
Campbell Soup Company Employee
Savings and Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the financial position of Campbell Soup Company Employee Savings and Stock Bonus Plan (the "Plan") at July 31, 1993 and 1992 and the changes in its financial position for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee of the Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included as Exhibits 1 and 2, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE
Philadelphia, PA 19103
Octover 15, 1993

                      CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      ---------------------------------------------------
                                        July 31, 1993
                                 (000's omitted from dollar amounts)

                                                          Investment Programs - Notes  1 and 2
                                             -------------------------------------------------------------
                                             Governmment  Campbell       Mutual   Discretionary
                                              Securities   Stock          Fund        Trust         Total
                                             -------------------------------------------------------------
 Assets
 Investments at fair value:
  Participating employer
   Campbell Soup Company capital stock
    (793,637 shares, cost $14,319).....                    $28,472                                 $28,472
  Unaffiliated issuers
   United States Government
    Series EE savings bonds............        $2,766                                                2,766
   Mutual fund.........................                                    $2,707                    2,707
   Equity fund.........................                                                    $26          26
   Short-term investment fund..........            16            9              5           20          50
                                             -------------------------------------------------------------
                                                2,782       28,481          2,712           46      34,021
                                             -------------------------------------------------------------
 Receivables:
   Dividends and interest..............                        197                                     197
   Employee/employer contributions.....            81          722             47                      850
   Securities sold.....................           149                                                  149
                                             -------------------------------------------------------------
                                                  230          919             47            0       1,196
                                             -------------------------------------------------------------
              Total assets                      3,012       29,400          2,759           46      35,217
                                             -------------------------------------------------------------
 Liabilities
 Securities purchased..................            78                                                   78
 Assets due to other plans.............                         21                                      21
                                             -------------------------------------------------------------
              Total liabilities........            78           21              0            0          99
                                             -------------------------------------------------------------

                                             -------------------------------------------------------------
 Net assets available for plan
  benefits............................        $2,934        $29,379         $2,759          $46   $35,118
                                             =============================================================

  The accompanying notes are an integral part of these financial statements.

                        CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       ---------------------------------------------------
                                       July 31, 1992
                             (000's omitted from dollar amounts)

						 		Investment Programs - Notes 1 and 2
                                                        --------------------------------------------------------------
						 	Government    Campbell        Mutual	Discretionary
						 	Securities     Stock	       Fund	   Trust         Total
                                                        --------------------------------------------------------------
 Assets
  Investments at fair value:
   Participating employer
    Campbell Soup Company capital stock
     (783,691 shares, cost $11,461).............                       $29,682                                 $29,682
   Unaffiliated issuers
     United States Government
      Series EE savings bonds...................          $2,697                                                 2,697
     Mutual fund................................                                         $2,516                  2,516
     Equity fund................................                                                        $24         24
     Short-term investment fund.................              22           19 	                         19         60
                                                        --------------------------------------------------------------
                                                           2,719       29,701             2,516          43     34,979
                                                        --------------------------------------------------------------
 Receivables:
     Dividends and interest.....................                          152                                      152
     Employee/employer contributions............              98          874                36                  1,008
     Securities sold............................              78                                                    78
                                                        --------------------------------------------------------------
                                                             176        1,026                36           0      1,238
                                                        --------------------------------------------------------------
                Total assets                               2,895       30,727             2,552          43     36,217
                                                        --------------------------------------------------------------
 Liabilities
  Securities purchased..........................              13                                                    13
  Assets due to other plans.....................                            9                                        9
                                                        --------------------------------------------------------------
                Total liabilities...............              13            9                 0           0         22
                                                        --------------------------------------------------------------

                                                        --------------------------------------------------------------
 Net assets available for plan
  benefits......................................          $2,882      $30,718            $2,552         $43    $36,195
                                                        ==============================================================

    The accompanying notes are an integral part of these financial statements.

                   CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
               --------------------------------------------------------------
                                 Year ended July 31, 1993
                             (000's omitted from dollar amounts)

                                                                      Investment Programs - Notes 1 and 2
                                                 -----------------------------------------------------------------------
                                                  Government        Campbell         Mutual     Discretionary
                                                  Securities         Stock            Fund          Trust         Total
                                                 ------------------------------------------------------------------------
 Additions to net assets attributed to:

   Investment income:
     Unrealized appreciation (depreciation)
      in fair value of investments (Note 4)....                     ($1,573)            $280           $1       ($1,292)
     Net realized gain on sale of investments..                         224                4                        228
     Interest..................................         $2                8                             2            12
     Dividends.................................                         737              141                        878
                                                    -------------------------------------------------------------------
                                                         2             (604)             425            3          (174)
                                                    -------------------------------------------------------------------
   Contributions:
     Employer..................................                       2,625                                       2,625
     Participants..............................        831            4,759              473                      6,063
                                                    -------------------------------------------------------------------
                                                       831            7,384              473            0         8,688
                                                    -------------------------------------------------------------------
        Total additions........................        833            6,780              898            3         8,514
                                                    -------------------------------------------------------------------
   Deductions from net assets attributed to:
     Benefits paid to participants.............        724            8,087              691                      9,502
     Transfers.................................         57               32                                          89
                                                    -------------------------------------------------------------------
        Total deductions.......................        781            8,119               691             0       9,591
     Net increase(decrease)....................         52           (1,339)              207             3      (1,077)
   Net assets at beginning of year.............      2,882           30,718             2,552            43      36,195
                                                    -------------------------------------------------------------------
   Net assets at end of year...................     $2,934          $29,379            $2,759           $46     $35,118
                                                    ===================================================================

   The accompanying notes are an integral part of these financial statements.

                   CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
               --------------------------------------------------------------
                                Year ended July 31, 1992
                           (000's omitted from dollar amounts)

							     	Investment Programs - Notes 1 and 2
                                                  ----------------------------------------------------------------
						   Government         Campbell      Mutual  Discretionary
						   Securities          Stock         Fund      Trust        Total
                                                  ----------------------------------------------------------------
 Additions to net assets attributed to:

   Investment income:
     Unrealized appreciation (depreciation)
      in fair value of investments (Note 4)..                          ($1,938)        $127      $2       ($1,809)
     Net realized gain(loss) on sale of
      investments............................                              (34)           1      (1)          (34)
     Interest................................                                9            1       1            11
     Dividends...............................                              588          267                   855
                                                  ---------------------------------------------------------------
                                                          $0            (1,375)         396       2          (977)
                                                  ---------------------------------------------------------------
  Contributions:
    Employer.................................                            2,409                              2,409
    Participants.............................           854              4,154          488                 5,496
                                                  ---------------------------------------------------------------
                                                        854              6,563          488       0         7,905
                                                  ---------------------------------------------------------------
         Total additions.....................           854              5,188          884       2         6,928
                                                  ---------------------------------------------------------------
  Deductions from net assets attributed to:
    Benefits paid to participants............           830             10,489          628                11,947
    Transfers................................                               65           16                    81
                                                  ---------------------------------------------------------------
         Total deductions....................           830             10,554          644       0        12,028
                                                  ---------------------------------------------------------------
   Net increase (decrease)...................            24             (5,366)         240       2        (5,100)
   Net assets at beginning of year...........         2,858             36,084        2,312      41        41,295
                                                  ---------------------------------------------------------------
   Net assets at end of year.................        $2,882            $30,718       $2,552     $43       $36,195
                                                  ===============================================================

   The accompanying notes are an integral part of these financial statements.

        CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

               NOTES TO FINANCIAL STATEMENTS
                 July 31, 1993 and 1992

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The assets of the Campbell Soup Company Savings and
Stock Bonus Plan (the "Plan"), except for the
United States Savings Bonds, are carried at current value. The current value of the Campbell Soup
Company capital stock is based upon reported market information. Current value for mutual fund shares is determined by the net asset value of the shares as reported by the fund.

Dividend income is recorded on the ex-dividend date and interest is accrued as earned. Realized gains or losses on the sale of investments are determined based on historical average cost. Such gains and losses are computed on a current value basis for Form 5500.
The difference may result in a differing classification between realized and unrealized, but the total gain or loss will be unaffected.

United States Savings Bonds are carried at cost and the interest income on these bonds is not accrued since these bonds are distributed to the participants
"in kind" and the income accrues directly to the participants, not to the Plan.

NOTE 2 - DESCRIPTION OF THE PLAN

The purpose of the Plan is to provide employees of Campbell Soup Company (the "Company") and its subsidiaries an opportunity to acquire capital stock of the Company and to encourage them to save part of their income on a regular basis. Employees at certain domestic locations of the Company and its subsidiaries are eligible for participation in the Plan after one year of service. Employees who are members of a collective bargaining agreement are eligible to participate in the Plan only if the agreement provides for such participation in the Plan. Participation in the Plan is on a voluntary basis. The Plan is supervised, administered, and interpreted by an Administrative Committee comprising one or more individuals who are appointed by the Board of Directors of the Company. The Administrative Committee has appointed First Fidelity Bank, N.A. Pennsylvania as trustee to manage the assets of the Plan. All expenses incident to the operation of the Plan have been paid by the Company.

        CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

               NOTES TO FINANCIAL STATEMENTS
                 July 31, 1993 and 1992

Participants authorize post-tax payroll deductions
which are contributed to the Plan and credited to their
individual accounts.  Contributions are limited to
a maximum of 10% of a participant's earnings, as defined
in the Plan, but not less than $2.00 per payroll
period.   For participants covered by collective bargaining
agreements, the maximum contribution is 5% of earnings. Participants may direct that their contributions be invested in either government securities, Campbell
Soup Company capital stock, or mutual fund shares.
All Company contributions are directed to Campbell
Soup Company capital stock.

The Company makes contributions in the amount of 50%
(40% if the employee is covered by a collective bargaining agreement which so provides) of each participant's contributions up to 5% of the participant's earnings, but not in excess of $750 annually per participant. For participants covered by collective bargaining agreements which so provide, the Company makes contributions up to 5% of their earnings, not in excess of $600 annually per participant.
Company contributions are invested in Campbell Soup
Company capital stock.

Participants will always be 100% vested in their account, and consequently, their entire account is nonforfeitable. A participant may make a partial with-drawal from the portion of his/her account represented by contributions made at least three years prior to the date of such withdrawal. Also, a participant may withdraw all of his/her account, including his/her respective portion of Company contributions. If a participant withdraws the total value of his/her account, such participant may not make a contribution to the Plan for a period of at least six months following the valuation date of withdrawal.

        CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

               NOTES TO FINANCIAL STATEMENTS
                 July 31, 1993 and 1992

In the event of Plan termination, each participant will be entitled to receive a benefit in the amount of their interest in the Plan, including that portion attributable to Company contributions.

At July 31, 1993, there were 5,527 participating employees. Some of these participants have their accounts invested in more than one investment category and the following presents the number of employees under each program:

            Discretionary Trust         1
          Government Securities     1,042
                    Mutual Fund       608
                 Campbell Stock     5,527

The Discretionary Trust is not an available investment category for participants' contributions made after March 31, 1977.

NOTE 3 - BENEFIT OBLIGATIONS

The Plan changed its method of accounting for benefit obligations to participants during fiscal year 1992 to comply with guidance for accounting and disclosure by employment benefit plans. Benefit obligations for persons who have withdrawn from participation in the Plan are as follows:

                                  (000's omitted)
                              July 31,       July 31,
                                1993           1992
                              --------       --------

Government Securities         $  142           $ 53
Campbell Stock                   903            624
Mutual Fund                       70             35
                              ------           ----
                              $1,115           $712
                              ======           ====

                     CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

                             NOTES TO FINANCIAL STATEMENTS
                                July 31, 1993 and 1992

NOTE 4 - UNREALIZED APPRECIATION (DEPRECIATION) AND
REALIZED GAINS (LOSSES)

Unrealized appreciation (depreciation) of
investments during the years ended July 31,		                          (000's omitted)
1993, and 1992 is as follows:
                                                                Campbell	Mutual	  Discretionary
                                                        	 Stock           Fund         Trust               Total
                                                     ---------------------------------------------------------------------
July 31, 1991                                                   $25,027          $466            $3             $25,496
Unrealized appreciation (depreciation) of
  investments during the year......................             (1,938)	          127             2              (1,809)
Less:  Unrealized appreciation
       included in payments and withdrawals........              4,868            633             3               5,504
                                                     ---------------------------------------------------------------------
July 31, 1992                                                   18,221            (40)            2              18,183
Unrealized appreciation (depreciation) of
  investments during the year......................             (1,573)           280             1              (1,292)
Less:  Unrealized appreciation (depreciation)
       included in payments and withdrawals........              2,495             (5)            0               2,490
                                                     ---------------------------------------------------------------------
July 31, 1993                                                  $14,153           $245            $3             $14,401
                                                     =====================================================================


There is no unrealized appreciation (depreciation) in government securities as these securities are carried at cost.

For the year ended July 31, 1993, the aggregate historical costs of securities sold for Campbell Stock and Mutual Fund were $151,148, and $61,442, respectively, and the aggregate proceeds for those securities sold were $375,358 and $65,057, respectively.

NOTE 5 - FEDERAL INCOME TAXES

Tax determination letters have been received for the Plan and Plan amendments indicating it is a qualified plan under Section 401 of the Internal Revenue Code.
Accordingly, no provision has been made for federal or state income taxes. The Company has represented that the Plan has been administered in accordance with all provisions of the Code and the Employee Retirement Income Security Act of 1974
("ERISA") and will be amended and/or restated as necessary to ensure that it remains in compliance with the current laws.

                                                                    EXHIBIT 1

                CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

                            Item 27a Form 5500
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------
                              July 31, 1993

                                                                                                  (000's omitted)
                                                                Principal amount or                           Market
                                                                number of shares / units          Cost        value(a)
                                                                ------------------------------------------------------
 CAMPBELL STOCK
    Campbell Soup Company Stock, $35.875/sh........                  793,637 shares              $14,319       $28,472
    Lexicon Cash Management
         Short-term Investment fund................                    9,146 units                     9             9
                                                                                                ----------------------
                                                                                                  $14,328      $28,481
                                                                                                ======================
 MUTUAL FUND
    Vanguard Windsor Fund, $ 14.29/sh..............                  189,420 shares                $2,462       $2,707
    Lexicon Cash Management
         Short-term Investment fund................                    5,000 units                      5            5
                                                                                                ----------------------
                                                                                                   $2,467       $2,712
                                                                                                ======================
 GOVERNMENT SECURITIES
    $75 U.S. Savings Bonds.........................                   23,718 bonds                   $890         $890(b)
    $100 U.S. Savings Bonds........................                   37,527 bonds                  1,876        1,876(b)
    Lexicon Cash Management
         Short-term Investment fund................                   16,410 units                     16           16
                                                                                                ----------------------
                                                                                                   $2,782       $2,782
                                                                                                ======================
 DISCRETIONARY TRUST
    Lexicon Capital Appreciation
         Equity fund...............................                    2,345 units                    $23          $26
    Lexicon Cash Management
         Short-term Investment fund................                   19,530 units                     20           20
                                                                                                ----------------------
                                                                                                      $43          $46
                                                                                                ======================

(a) Market value of mutual fund shares is equal to the net asset value of the shares reported by the fund. Market value is determined by the July 31, 1993 closing sales prices or, in the absence of recorded sales, closing bid prices on the exchange on which the security is primarily traded or, if not traded on an exchange, on the over-the-counter market.

(b) United States Savings Bonds are carried at cost.

                                                                    EXHIBIT 2

               CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN

                             Item 27d Form 5500
                      SCHEDULE OF REPORTABLE TRANSACTIONS*
                      -----------------------------------
                           Year ended July 31, 1993


      Party                               Number of  Number of  Dollar value  Dollar value  Cost of   Current Value on  Gain on
     Involved              Description    purchases   sales     of purchases   of sales   Assets Sold Transaction Date disposition
     --------              -----------    ---------  ---------  ------------  ----------- ----------- ---------------- -----------
First Fidelity Bank, N.A.  Lexicon Cash       210       116      $9,908,458    $9,918,828  $9,918,828      $9,918,828          $0
                           Management Fund

First Fidelity Bank, N.A.  Campbell Stock -    36         3      $4,688,406      $375,358    $329,574        $375,358     $45,784
                           Common

* Series of transactions in excess of 5% of the current value of the Plan's assets as of August 1, 1992 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                            SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   CAMPBELL SOUP COMPANY EMPLOYEE
                                   SAVINGS AND STOCK BONUS PLAN



                                   By    /S/ Brenda E. Edgerton
                                         -------------------------
                                         Brenda E. Edgerton,
                                         Member of the
                                         Administrative Committee




Date:   January 19, 1994
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